SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 10)

J. ALEXANDER’S CORPORATION
 (Name of Subject Company)

J. ALEXANDER’S CORPORATION
 (Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A
Junior Preferred Stock Purchase Rights
(Title of Class of Securities)

466096104
(CUSIP Number of Class of Securities)

R. Gregory Lewis
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.
Lori B. Morgan, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012, August 13, 2012, August 20, 2012, August 23, 2012, August 27, 2012, August 31, 2012, September 6, 2012, September 17, 2012 and September 20, 2012 (which, together with this Amendment No. 10 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Fidelity”), a Delaware corporation, pursuant to which Merger Sub offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share (subsequently revised to $14.50 on September 6, 2012), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Fidelity and Merger Sub with the Commission on August 6, 2012, and amended on August 23, 2012, September 6, 2012, September 17, 2012 and September 20, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 10 is being filed to reflect certain additional information as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 10.

Item 8.                 Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following disclosure immediately before the subheading “—Cautionary Note Regarding J. Alexander’s Forward-Looking Statements”:

“On September 26, 2012, after accepting all shares validly tendered during the subsequent offering period through the close of business on September 25, 2012, Fidelity exercised the Top-Up Option and purchased 1,374,503 newly issued Shares at a price per Share equal to the Offer Price.

The subsequent offering period expired at 5:00 P.M., New York City time, on Wednesday, September 26, 2012. According to the depositary for the Offer, after acquiring all Shares validly tendered during the subsequent offering period, Merger Sub owned approximately 6,703,418 Shares (including 1,374,503 Shares purchased from the Company by Fidelity by exercise of the Top-Up Option and subsequently transferred to Merger Sub), representing in total approximately 90.5 percent of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement).

As a result of Merger Sub’s purchase of Shares in the Offer and the exercise of the Top-Up Option, it will be able to approve the Merger without the affirmative vote of any J. Alexander’s shareholder. After a one-month waiting period required under the TBCA, Merger Sub intends to merge with and into J. Alexander’s in accordance with the “short-form” merger and other applicable provisions of the TBCA Following the Merger, J. Alexander’s will become an indirect, wholly owned subsidiary of Fidelity. As a result of the Merger, any Shares not tendered will be cancelled and will be converted into the right to receive the same $14.50 in cash per Share, without interest and less any applicable withholding taxes, that was paid in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name	R. Gregory Lewis
Title	Chief Financial Officer, Vice President
of Finance and Secretary

Dated: September 27, 2012